

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 10, 2011

Cyrus D. Marter IV
Senior Vice President and General Counsel
Forest Oil Corporation
707 17th Street, Suite 3600
Denver, CO 80202

> **Re:** **Lone Pine Resources Inc.**
> **Registration Statement on Form S-1**
> **Filed December 13, 2010**
> **File No. 333-171123**

Dear Mr. Marter:

   We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Provide complete responses and, where disclosure has changed, indicate precisely where in the marked version of the amendment you file we will find your responsive changes. Similarly, to the extent comments on one section apply to similar disclosure elsewhere, please make corresponding revisions to all affected disclosure. This will minimize the need for us to repeat similar comments.

2.   Please provide updated disclosure with each amendment. In that regard, we note several places in your document in which you indicate that you will take certain actions prior to or in connection with your offering. Please provide updated disclosure with respect to such actions. For example, and without limitation, we note your disclosure at page 112 that prior to completion of this offering, you intend to appoint additional persons to serve as your executive officers and directors upon completion of this offering. When known,

please revise your filing to provide the required disclosure with respect to each such individual.

3.   With your next amendment or as soon as practicable thereafter, please file all omitted exhibits. Once you file all the omitted items, we may have additional comments. Ensure that you allow sufficient time for your response to any comments that may result from our review in each case.

4.   With your next amendment, fill in all blanks other than the information that Rule 430A permits you to omit. Also include updated disclosure and advise us regarding the status of your application to list on the New York Stock Exchange. If the information you provide may change prior to effectiveness of the Form S-1, include brackets to indicate this. We may have additional comments after the omitted information has been filed.

5.   Prior to submitting a request for accelerated effectiveness of the registration statement, ensure that we have received a letter or call from the Financial Industry Regulatory Authority (FINRA) which confirms that it (a) has finished its review and (b) has no additional concerns with respect to the underwriting arrangements. Please provide us with a copy of that letter, or ensure that FINRA calls us for that purpose.

6.   Prior to printing and distribution of the preliminary prospectus, please provide us with copies of all artwork and any graphics you propose to include in the prospectus. Also provide accompanying captions, if any. We may have comments after reviewing these materials.

7.   You do not yet provide a range for the potential offering price per share. Because other related disclosure likely will be derived from the midpoint of the range, we remind you to provide the range once it becomes available so that you will have time to respond to any resulting staff comments.

8.   Please provide all information required by Item 404 of Regulation S-K.

Risk Factors, page 15

9.   Please revise your disclosure under the risk factor "We require substantial capital expenditures…" and the risk factor "Our future debt levels…" to reference your disclosure regarding the restrictions imposed pursuant to the separation agreements with regard to the limitations on the amount of additional indebtedness you can incur. Please also revise your filing to reference such restrictions in your discussion of your liquidity and capital resources that begins on page 69.

Our future debt levels may limit our flexibility to obtain additional financing…, page 18

10.   We note your disclosure that if your operational results are not sufficient to service your future indebtedness, you will be forced to take actions, including seeking additional equity capital. Please revise to specifically reference the restrictions on your ability to issue or sell your common stock or other securities.

The separation agreements may limit our ability to obtain additional financing…, page 33

11.   We note your disclosure at page 34 that the separation agreements provide that so long as Forest owns 50% or more of the voting power of all then outstanding shares of your capital stock entitled to vote generally in the election of directors, you will not (without the prior written consent of Forest) take any actions that could reasonably result in Forest being in breach or in default under any contract or agreement. Please provide material examples of how this may present a risk to you.

Use of Proceeds, page 43

12.   Once you know the expected size of the offering, and no later than when you provide the price range for the offering, you will need to provide the estimated amounts you intend to allocate to each of the identified uses. In that regard, we note your disclosure that a portion of the proceeds will be used for "general corporate purposes, including capital expenditures and working capital." If you have no specific plan for a significant portion of the proceeds, state this explicitly. Refer generally to Item 504 of Regulation S-K. In addition, please present your Use of Proceeds information in a tabular format.

Management, page 112

13.   For each director or director nominee, please briefly discusses the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director, in light of your business and structure. See Item 401(e) of Regulation S-K.

Executive Compensation, page 117

14.   Please update your executive compensation section to include disclosure regarding your most recently completed fiscal year.

Shares Eligible for Future Sale, page 175

15.   We note your disclosure at page 177 that common stock distributed to Forest shareholders in the spin-off transaction will be freely transferable, except for common stock received by persons who may be deemed to be your affiliates or otherwise subject to the lock-up agreements. Please tell us whether you intend to register the spin-off.

Foreign Currency Translation, page F-11

16.   We note your disclosure indicating that your functional currency is the Canadian dollar. Please provide an analysis of the currency indicators specified in ASC 830-10-55-5.

Exhibits

17.   We note your disclosure at page 164 that you expect that the contribution and spin-off, taken together, will qualify for U.S. federal income tax purposes as a tax-free transaction under Sections 355 and 368(a)(1)(D) of the Code. Please file a related tax opinion, or tell us why you do not believe that such an opinion is required. See Item 601(b)(8) of Regulation S-K.

18.   We note your disclosure at page 184 regarding the lock-up agreements. Please file such agreements as exhibits to your filing.

Engineering Comments

Our Company, page 1

19.   In the fifth bullet point and in the table below, please disclose if these well locations are gross or net locations and if they are gross, please also disclose the net number of locations.

20.   In the table of significant properties, please explain the basis of converting your reserves to an equivalent basis. Please see Instruction 3 to paragraph (a)(2) of Item 1202. Please also disclose that these are not on an equivalent price and that there is a large difference in price between an equivalent volume of oil versus an equivalent volume of natural gas and natural gas liquids.

Our Competitive Strengths, page 5

Large, contiguous acreage positions, with multi-year, diversified drilling inventory, page 5

21.   Please disclose if these well locations are gross or net location and if they are gross, please also disclose the net number of locations.

Risk Factors, page 15

Oil, natural gas, and NGL prices and related differentials are volatile, page 15

22.   The second sentence in the second paragraph regarding the prices you receive for light oil in your Evi field appears to be mitigating and should be removed.

Our proved reserves are estimates and depend on many assumptions, page 22

23.   In the second bullet point, please reconcile your statement with the fact that proved
        estimates must be reasonably certain of being achieved.

The marketability of our production is dependent upon transportation and processing facilities,
page 28

24.   Please disclose if you have any material production that is currently shut-in or shut-in on
        a regular basis due to lack of accessibility to transportation and/or processing facilities.

Business, page 82

25.   On all the tables and maps and in the text, please disclose the net proved undeveloped
        and other identified drilling locations where you disclose the gross drilling locations.

Utica Shale, page 88

26.   Please disclose the cost of a horizontal well with a lateral length of 3,200 feet and eight-
        stage fracture stimulation to be drilled into the Utica Shale.

Preparation of reserve estimates, page 95

27.   Please provide the page numbers for "Independent audit of reserves".

Independent audit of reserves, page 97

28.   Please provide us with the property name and the number of reserves for each of the ten
        properties that had the largest difference between the independent engineer's reserve
        estimate and the company's reserve estimate and the amount of that difference.

Drilling Activities, page 98

29.   To the last sentence in the paragraph please add ……"due to the multiple number of
        reservoirs our wells penetrate during drilling in these particular fields."

Marketing and Delivery Commitments, page 100

30.   Regarding the delivery commitment of 21 Bbtu/d of natural gas please include the
        principle sources of gas you will rely upon and the total amounts of gas you expect to
        receive from each source to fulfill this commitment. Please see (a)(1) of Item 1207.
        Disclose the remainder of the information required by Item 1207 based upon the facts and
        circumstances. Please see (2)(3)(b)(1)(2)(i)(ii)(iii)(v)(vi)(c)(d) of Item 1207.

Glossary of Oil and Gas Terms, page A-1

Proved Reserves, page A-2

31.   Please include the following in the proved reserve definition: "The project to extract the
        hydrocarbons must have commenced or the operator must be reasonably certain that it
        will commence the project within a reasonable time." Please see paragraph 22 of (a)
        Definition of Regulation S-X Rule 4-10.

Standardized Measure, page A-3

32.   Please remove the word "guidelines" here and on page 14 in association with the SEC
        regulations. Our rules are not guidelines but regulations which you must follow.

Estimated Proved Oil and Gas Reserves, page F-32

33.   We note that your production volumes are the same as your reported sales volumes on the
        tables on pages 12 and 100. Please reconcile where you report gas used in operations and
        explain to us why it is not included in the production volumes reported in your annual
        change in proved reserves as it should. See Instruction 2 to Item 1204.

34.   We note that your proved reserves have increased approximately 39% since January 2007
        but during that time your production has decreased 10%. Please explain this to us and
        why you do not appear to be developing your proved undeveloped reserves at a pace fast
        enough to develop them within five years of booking them in spite of what the filing
        says.

35.   Please revise your filing to fully follow ASC Topic 932 paragraph 50-5 pertaining to the
        disclosure of changes in the net quantities of an entity's proved reserves of oil and gas
        during the year with appropriate explanation of significant changes as the rule requires.

Standardized Measure of Discounted Future Net Cash Flows, page F-36

36.   The aggregate future development cost for 2007 and 2008 do not differ significantly from
        the actual development costs as incurred for those individual years as reported on
        page F-34 under Costs Incurred In Oil and Gas Property Acquisition, Exploration and
        Development Activities. Please explain to us why that is the case or revise as necessary.

Index 99.1 - Third Party Report
Methodology and Procedures, page 2

37.   While we understand that there are fundamentals of physics, mathematics and economics
        that are applied in the estimation of reserves, we are not aware of an official industry
        compilation of such "standard geological and engineering methods generally accepted by

the petroleum industry." With a view toward possible disclosure, please explain to us the basis for concluding that such methods have been sufficiently established so as to judge that the reserve information has been prepared in conformity with such methods.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact John Cannarella at (202) 551-3337 or Kimberly Calder, Assistant Chief Accountant, at (202) 551-3489 if you have questions regarding comments on the financial statements and related matters. You may contact James Murphy, Petroleum Engineer, at (202) 551-3703 with questions about engineering comments. Please contact Douglas Brown at (202) 551-3265, or Laura Nicholson at (202) 551-3584 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Alan Baden
        (917) 849-5353